November 11, 2010

John J. Harrington
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Ace Consulting Management, Inc. Registration Statement on Form S/1A Filed October 29, 2010 File No. 333-169424

Dear Mr. Harrington:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 5, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement on Form S-1 as amended (the “Registration Statement”) originally filed on October 29, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Description of Business, page 12

1.
We re-issue comment one in our letter dated October 20, 2010.  Other than referencing two service agreements and discussing Mr. Jen’s prior experience, you have not materially revised your disclosure.  We continue to believe that this section should be substantially revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced.  Refer to our prior comment and revise accordingly.

Answer: We have added disclosure explaining the specific business plan and our actions taken to execute the business plan.

2.
We note your references to service agreements with Beijing Poly Design and Shanghai Gaogo Design and Construction and have reviewed the agreements filed as exhibits.  However, it is still not clear what you intend to do pursuant to these agreements and how it will enable you to generate revenues.  Please revise to provide additional information.

Answer: Our service agreements with Beijing Poly Design and Shanghai Gaogo Design and Construction will allow for potential clients to be referred to us with revenues from any completed projects pursuant to these referrals being shared with either Beijing Poly Design or Shanghai Gaogo Design and Construction.

3.
We note that you have deleted disclosure regarding Chinese regulations in response to comment three in our letter dated October 20, 2010.  However, we still believe you should provide the requested disclosure.  Please explain your operating structure and how it complies with Chinese restrictions on foreign investment.  Also disclose the restrictions on foreign investment in your industry.  Finally, describe the Chinese regulations on consultancy services, how they impact your planned businesses, and what business licenses you have obtained to date.

Answer: At this stage of our consulting operations we are not required to obtain a business license because our consulting services will be performed pursuant to our service agreements with Beijing Poly Design Ltd. and Shanghai Gaogo Design and Construction Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

4.
We note your response to comment five in our letter dated October 20, 2010.  Please revise your registration statement to include this disclosure.  Also explain the nature of your relationships with each of these individuals and discuss whether they are continuing to provide services to you.  We also note that at least two of these individuals are related parties due to their significant stock ownership.  Please provide the required disclosure in the Transactions with Related Persons, Promoters and Certain Control Persons section of your prospectus.  Refer to Item 404 of Regulation S-K.

Answer: The Related Persons Promoters and Certain Control Persons section of the prospectus has been revised to include the affiliates who received stock compensation.

Our relationship with the individuals is a s follows:

Gary A. Tickel- Director
Chi Ming Chen- Affiliate shareholder
Nancy Lee-Shareholder
Yan Li-Shareholder
Lei Fei -Shareholder
Alex Jen- Officer and Director
Shu Chyn Suen- Affiliate shareholder
The non officer/directors disclosed above are not currently performing any services for the company. They do however refer potential business contacts in appropriate circumstances.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN